Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi CEO unveils new strategy to drive innovation and growth

*	Prioritize key growth drivers – Dupixent® (dupilumab) and vaccines

*	Accelerate R&D focus on six potentially transformative medicines

*	Improve operating efficiencies to fund growth and expand business operating income margin[1]

*	Align to support new strategy with three core businesses and a standalone Consumer Healthcare unit

PARIS – DECEMBER 9, 2019 – At Sanofi’s Capital Markets Day tomorrow with the financial community, the company will provide details of a new strategic framework with four key priorities to drive innovation and growth. Sanofi will also discuss the alignment of the organization to support this new strategy.

Sanofi Chief Executive Officer Paul Hudson and Executive Committee members will provide a detailed overview of the company’s strategy based on four main priorities – focusing the portfolio, leading with science, accelerating efficiency, and reinventing how the company works.

“Our new strategy positions Sanofi to achieve breakthroughs with our most promising medicines, addressing significant patient needs. We will anchor our efforts in leading-edge science with clearer priorities and a focus on delivering results,” said Hudson. “Sanofi gained leadership and changed the practice of medicine in diabetes and cardiovascular diseases. We are now preparing for our next cycle, with a new round of innovative solutions for patients. I’m confident we will achieve long-term growth and value for shareholders while turning innovation into transformative medicines for patients.”

Focus on growth

•

Dupixent® (dupilumab)[2] – Sanofi expects to deliver strong growth for Dupixent with the ambition of achieving more than €10 billion in peak sales driven by its unique mechanism of action targeting the type 2 inflammation pathway.

•	Vaccines – Vaccines are expected to deliver a mid-to-high single-digit net sales CAGR from 2018 to 2025, through differentiated products, market expansion and new launches.

•	Pipeline – The company has identified and prioritized six potentially transformative therapies.

Additional core drivers include treatments for oncology, hematology, rare diseases, neurology, and Sanofi’s strong presence in China.

Lead with innovation

Sanofi has six potentially practice changing therapies in areas of high unmet patient need. These investigational therapies are listed as follows in order of planned submission timing:

•	Fitusiran is an RNAi therapeutic in development for the treatment of hemophilia A and B with or without inhibitors with the potential to provide once-monthly dosing convenience.

•	BIVV001[3] is a factor VIII therapy designed to extend protection from bleeds with prophylaxis dosing of once weekly for people with hemophilia A that seek to enjoy a normalized lifestyle.

•

Venglustat is an oral therapy in development for several rare diseases in the category of lysosomal storage disorders (Gaucher type 3, Fabry, Tay-Sachs disease, etc.), and also showing promise for more common disorders including autosomal dominant polycystic kidney disease and some sub-types of Parkinson’s disease.

•	SERD (‘859) is a selective estrogen receptor degrader which aims to be the new standard of care in hormone-receptor-positive breast cancer.

•	Nirsevimab[4] is a potentially cost-effective prevention against respiratory syncytial virus, with initial focus on protecting infants.

•	BTKi (‘168)[5] is an oral medicine for multiple sclerosis with potential to be the first disease-modifying therapy to address inflammation and disability drivers in the brain.

The company also announced plans to acquire Synthorx, Inc. which will bolster its immuno-oncology (IO) pipeline with both a proprietary IO platform synergistic with Sanofi’s existing therapeutics platforms, and a lead IO candidate (THOR-707) being explored across multiple solid tumor types both alone and in combination with immune checkpoint inhibitors and other future IO combinations. Additional details can be found here: press release

Sanofi plans to hold a R&D Day in 2020 to provide a detailed review of its R&D portfolio of candidate medicines, strategy, and specifically productivity.

Accelerate efficiency

Sanofi expects to expand its business operating income (BOI) margin1 to 30% by 2022, with an ambition for its BOI margin to exceed 32% by 2025. The company is also announcing efficiency initiatives that are expected to generate €2 billion savings by 2022. These savings will fund investment in its key growth drivers and accelerate priority pipeline projects as well as support the expansion of the BOI margin.

The efficiency savings are expected to result primarily from limiting spend on de-prioritized businesses, from smart spending (procurement) initiatives and from operational excellence in manufacturing and organizational productivity. Regarding de-prioritized businesses, Sanofi is announcing a discontinuation of research in diabetes and cardiovascular (DCV) and will not pursue plans to launch efpeglenatide6. The company will also optimize the commercial model for DCV and rheumatoid arthritis, including right-sizing the resources deployed behind Praluent® (alirocumab)2 and Kevzara® (sarilumab)2.

Reinventing how we work

Sanofi will be structured with three core global business units to support the company’s strategy7 – Speciality Care (immunology, rare diseases, rare blood disorders, neurology and oncology), Vaccines, and General Medicines (diabetes, cardiovascular, and established products). Consumer Healthcare will be a standalone business unit with integrated R&D and manufacturing functions.

Hudson explained, “Our objective for the Consumer Healthcare business is to unlock value and entrepreneurial energy by growing faster than the market over mid-term. We believe the new standalone structure, coupled with plans to accelerate the over-the-counter switches for Cialis® and Tamiflu®, will position the business well to accomplish this ambition.”

Focused capital allocation

Sanofi expects to increase its annual Free Cash Flow by approximately 50% by 2022 compared with an adjusted base of €4.1bn in 20188.

Sanofi continues its focused and disciplined capital allocation policy. It expects to deploy cash generated from its three core GBUs as well as the standalone CHC business with the following order of preference:

1.	Organic investment

2.	Business Development and M&A activities, focusing on bolt-on, value-enhancing opportunities to drive scientific and commercial leadership in core therapeutic areas

3.	Growing the annual dividend

4.	Anti-dilutive share buybacks

Additionally, Sanofi has the potential to raise capital through asset disposals, including streamlining “tail” brands in its Established Products business, and by monetizing its stake after the expiry of the lock-up under the amended and restated investor agreement with Regeneron.

R&D update

Consult Appendix 1 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since October 31, 2019 include the following:

•	In November, the FDA approved a supplemental Biologics License Application for Fluzone® High-Dose Quadrivalent (Influenza Vaccine) for use in adults 65 years of age and older.

As of November 2019, the R&D pipeline contained 84 projects, including 37 new molecular entities in clinical development (or that have been submitted to the regulatory authorities). 35 projects are in phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•

In December, positive results from the pivotal Phase 3 trial in patients with cold agglutinin disease (a type of anemia) for sutimlimab, a humanized, monoclonal antibody designed to directly target the classical complement pathway (C1s), will be presented at the Late-Breaking Abstracts Session of the 61st Annual Meeting of the American Society of Hematology in Orlando, Florida. Results from this trial will be submitted to regulatory authorities, starting with the U.S. Food and Drug Administration (FDA) in the near future

•	In December, a Phase 3 study evaluating the extended pharmacology, once-weekly, Factor VIII replacement BIVV001 in patients with hemophilia A was initiated.

•

In November, positive results from the Phase 3 trial for Toujeo® in children and adolescents with type 1 diabetes were presented at the International Society of Pediatrics and Adolescent Diabetes 45th Annual Conference in Boston.

•

In November, plans to initiate Phase 3 studies in dupilumab in additional Type 2 inflammatory diseases were announced, including studies in prurigo nodularis, bullous pemphigoid, chronic spontaneous urticaria and allergic bronchopulmonary aspergillosis.

Phase 2:

•

In December, additional analysis of the ongoing Phase 2 open-label extension study of fitusiran, an RNA interference therapeutic targeting antithrombin (AT) for patients with hemophilia A and B with and without inhibitors, was shared at the 61st Annual Meeting of the American Society of Hematology in Orlando, Florida.

•

Proof of concept was achieved for SAR439859, a selective estrogen receptor degrader (SERD), as a monotherapy in third-line metastatic breast cancer. A pivotal study evaluating SAR439859 as a monotherapy in second and third-line metastatic breast cancer was initiated.

•

Phase 2 results for SAR440340, Anti-IL33 in collaboration with Regeneron, in chronic obstructive pulmonary disease (COPD) demonstrated reduced exacerbations in the overall study population, but the results were not statistically significant. Sanofi and Regeneron are evaluating a potential path forward in this indication.

Phase 1:

•

Proof of concept was achieved for sutimlimab in patients with immune thrombocytopenic purpura (ITP) without adequate response to two or more prior therapies. These results will be presented at the 61st Annual Meeting of the American Society of Hematology in Orlando, Florida. ITP represents the second indication investigated for sutimlimab, an antibody molecule that could have broad utility for several complement-mediated diseases where autoantibodies attack host tissues.

Collaboration

•

In November, Sanofi and Aetion announced an enterprise-wide collaboration that will integrate Sanofi’s real-world data platform, DARWIN, with the Aetion Evidence Platform® to advance more efficient use of real-world evidence.

About Sanofi Capital Markets Day

Sanofi will host a Capital Markets Day in its offices in Cambridge, Massachusetts, U.S., on December 10, 2019, which will start at 9:00 am EST (2:00pm CET). The meeting will be a live webcast and can be accessed along with full copies of the presentations via the Investors Relations section of Sanofi corporate website: www.sanofi.com/investors. A replay will be available shortly after the live webcast.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contacts Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com Ashleigh Koss Tel: +908 205 2572 Ashleigh.Koss@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Additional Information and Where to Find It Regarding Synthorx

The tender offer for the outstanding shares of [Synthorx] common stock (“[Synthorx]”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of [Synthorx], nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and thereafter [Synthorx] will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF [Synthorx] ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT [SYNTHORX] STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of [SYNTHORX] at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.

[1]	See Appendix 3 for definition
[2]	Partnered with Regeneron
[3]	Partnered with SOBI
[4]	Partnered with AstraZeneca
[5]	Partnered with Principia
[6]	Sanofi commits to complete ongoing studies – Sanofi will look for a partner to take over and commercialize efpeglenatide
[7]	Subject to completion of the appropriate social processes
[8]	See Appendix 4 for definition

Appendices

List of Appendices

Appendix 1	R&D Pipeline

Appendix 2	Expected R&D milestones

Appendix 3	Business Operating Income definition

Appendix 4	Free Cash Flow definition

Appendix 1: R&D Pipeline

New Molecular Entities(*)

Phase 1 (Total : 20)		Phase 2 (Total : 8)		Phase 3 (Total : 7)	Registration (Total : 2)
SAR441344(**)(1) Anti-CD40L mAb Multiple Sclerosis	**ST400**(**)(5) Ex Vivo ZFN Gene-Edited Cell Therapy, Beta thalassemia	**SAR440340**(**)(11) Anti-IL33 mAb Atopic Dermatitis	**SAR422459**(**)(13) ABCA4 gene therapy Stargardt Disease	**avalglucosidase alfa** Neo GAA Pompe Disease	**isatuximab** Anti-CD38 mAb 3L RRMM (ICARIA) (U.S.,EU)
SAR408701 Maytansin-loaded anti-CEACAM5 mAb, NSCLC	**BIVV003**(**)(5) Ex Vivo ZFN Gene-Edited Cell Therapy, Sickle Cell Disease	**romilkimab (SAR156597)** Anti-IL4/IL13 bispecific mAb Systemic Scleroderma	**SAR442168**(**)(14) BTK inhibitor Multiple Sclerosis	**venglustat** Oral GCS inhibitor ADPKD(15)	**SAR341402 (insulin aspart)** Rapid acting insulin Type 1/2 Diabetes (EU)
SAR439459 anti-TGFb mAb Advanced Solid Tumors	**BIVV020** Complement C1s inhibitor	R **olipudase alfa** rhASM AS Deficiency(12)	**HIV** Viral vector prime & rgp120 boost vaccine	**fitusiran** RNAi targeting anti-thrombin Hemophilia A and B	
O **REGN5458**(**)(2) Anti-BCMAxCD3 bispecific mAb Relapsing Refractory MM	**SAR443060**(**)(6) RIPK1 inhibitor(7) Amyotrophic Lateral Sclerosis	**SAR339375** miRNA-21 Alport Syndrome	**SAR439859** SERD Metastatic Breast Cancer	**sutimlimab** Anti Complement C1s mAb Cold Agglutinin Disease	
O **REGN4018**(**)(2) Anti-MUC16xCD3 bispecific mAb Ovarian Cancer	**SAR443122**(**)(6) RIPK1 inhibitor(7) Systemic inflammatory diseases			**BIVV001**(**)(16) rFVIIIFc – vWF – XTEN(17) Hemophilia A	
SAR442720(**)(3) SHP2 inhibitor Solid Tumors	**Next Gen PCV**(**)(8) Pneumococcal Conjugate Vaccines			**efpeglenatide**(**)(18) Long-acting GLP-1 agonist Type 2 Diabetes	
SAR440234 T cell engaging multi spe mAb Leukemia	**Herpes Simplex Virus Type 2**(**)(9) HSV-2 therapeutic vaccine			**nirsevimab**(**)(19) Respiratory syncytial virus Monoclonal Antibody	
SAR441000(**)(4) Cytokine mRNA Solid tumors	**Respiratory syncytial virus** Infants 4-month and older Vaccines				
SAR442085 Anti CD38 mAb Fc engineered Multiple Myeloma	**SAR441169**(**)(10) RORC (ROR gamma T) antagonist, Psoriasis				
O **REGN5459**(**)(2) Anti-BCMAxCD3 bispecific mAb Relapsing Refractory MM	**SAR441236** Tri-specific neutralizing mAb HIV				

Immuno-inflammation
Oncology
Rare Diseases
Rare Blood Disorders
MS & Neuro
Diabetes
Cardiovascular & metabolism
Vaccines

(1) Developed in collaboration with Immunext
(2) Regeneron product for which Sanofi has opt-in rights
(3) Developed in collaboration with Revolution Medicines
(4) Developed in collaboration with BioNtech
(5) Developed in collaboration with Sangamo
(6) Developed in collaboration with Denali
(7) Receptor-interacting serine/threonine-protein kinase 1
(8) Developed in collaboration with SK
(9) Developed in collaboration with Immune Design/Merck
(10) Developed in collaboration with Lead Pharma
(11) Developed in collaboration with Regeneron
(12) Acid Sphingomyelinase Deficiency also known as Niemann Pick type B
(13) Identification of out-licensing partner ongoing
(14) Developed in collaboration with Principia
(15) Autosomal Dominant Polycystic Kidney Disease
(16) Developed in collaboration with SOBI
(17) Recombinant Coagulation Factor VIII Fc – von Willebrand Factor – XTEN Fusion protein
(18) Developed in collaboration with Hanmi
(19) Developed in collaboration with AstraZeneca

O : Opt-in rights products for which rights have not been exercised yet
R : Registrational Study (other than Phase 3)
(*) Phase of projects determined by clinicaltrials.gov disclosure timing when relevant
(**) Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products
mAb = monoclonal antibody; MM = Multiple Myeloma; RR = Relapsing Refractory; GCS = glucosylceramide synthase

6

Additional Indications(*)

Phase 1 (Total : 5)	Phase 2 (Total : 16)		Phase 3 (Total : 24)		Registration (Total : 2)
SAR439459 + cemiplimab(**)(1) Advanced Solid Tumors	**dupilumab(**)(1)** Grass pollen allergy	**isatuximab + cemiplimab(**)(1)** Relapsing Refractory MM	**Dupixent® (**)(1)** Asthma 6 - 11 years old	**isatuximab** Newly Diag. MM Te(8) (GMMG)	**Fluzone® QIV HD** Influenza vacc. - High dose (EU)
O **cemiplimab(**)(1) + REGN4018(2)(**)** Ovarian Cancer	R **sarilumab(**)(1)** Polyarticular JIA(6)	**isatuximab + cemiplimab(**)(1)** Lymphoma	**dupilumab(**)(1)** Eosinophilic Esophagitis	**isatuximab** 2L RRMM (IKEMA)	**MenQuadfi™** U.S. 2y+ , EU 1y+
SAR439859 + palbociclib(3) Metastatic Breast Cancer	R **sarilumab(**)(1)** Systemic Juvenile Arthritis	**isatuximab + atezolizumab(7)** mCRC	**Dupixent®(**)(1)** AD 6 – 11 years old	**Aubagio®** Relapsing MS – Pediatric	
sutimlimab ImmuneThrombocytopenic Purpura	**SAR440340(**)(1)** COPD	**isatuximab + atezolizumab(7)** Solid Tumors	**Dupixent®(**)(1)** AD 6 months - 5 years old	**Lemtrada®** RRMS - Pediatric	
SAR443060(4) Multiple sclerosis	**dupilumab(**)(1)** Peanut Allergy - Pediatric	**venglustat** Fabry Disease	**sarilumab(**)(1)** Giant Cell Arteritis	**Cerdelga®** Gaucher T1, ERT switch Pediatric	
SAR442720(**)(5) + cobimetinib Relapsed Refractory solid tumors	**SAR440340(**)(1)** Asthma	**venglustat** Gaucher Type 3	**sarilumab(**)(1)** Polymyalgia Rheumatica	**Praluent® (**)(1)** LDL-C reduction - Pediatric	
	R **cemiplimab(**)(1)** 2L Basal Cell Carcinoma	**venglustat** Parkinson's Disease with an associated GBA mutation	**dupilumab(**)(1)** COPD	**Praluent® (**)(1)** LDL-C reduction - HoFH	
	isatuximab 1-2L AML / ALL pediatrics	**SP0173** Tdap booster US	**cemiplimab(**)(1)** 1L NSCLC	**MenQuadfi™** US / EU 6w+	
			cemiplimab(**)(1)+ chemotherapy 1L NSCLC	**Pediatric pentavalent vaccine** Japan	
			cemiplimab(**)(1) 2L Cervical Cancer	**Shan 6** Pediatric hexavalent vaccine	
			cemiplimab(**)(1) Adjuvant in CSCC	**VerorabVax® (VRVg)** Purified vero rabies vaccine	
			fitusiran Hemophilia A and B pediatric	**isatuximab** 1L Newly Diag. MM Ti(9) (IMROZ)	

(1) Developed in collaboration with Regeneron
(2) Regeneron product for which Sanofi has opt-in rights
(3) Pfizer product (palbociclib)
(4) Developed in collaboration with Denali
(5) Developed in collaboration with Revolution Medicines - cobimetinib is a Genentech product
(6) Polyarticular JIA = Polyarticular Juvenile Idiopathic Arthritis
(7) Studies in collaboration with Genentech Inc. (atezolizumab)
(8) Transplant eligible
(9) Transplant ineligible
(*) Phase of projects determined by clinicaltrials.gov disclosure timing when relevant
(**) Partnered and/or in collaboration - Sanofi may have limited or shared rights on some of these products
O : Opt-in rights products for which rights have not been exercised yet
R : Registrational Study (other than Phase 3)
COPD = chronic obstructive pulmonary disease; AML = acute myeloid leukemia; ALL = acute lymphoblastic leukemia;
MM = multiple myloma;RRMS = Relapsing / Remitting Multiple Sclerosis

7

Expected Submission Timeline[1]

NMEs

2019[(2)]	2020[(2)]	2021[(2)]	2022[(2)]	2023[(2)] and beyond
	sutimlimab Cold Agglutinin Disease	**SAR439859** Metastatic Breast Cancer	**venglustat** ADPKD[(6)]	**SAR442168**(**)(8) Multiple Sclerosis
	avalglucosidase alfa Pompe Disease	**fitusiran** Hemophilia A/B	**SAR408701** 2-3LNSCLC	**SAR339375** Alport Syndrome
	olipudase alfa ASD[(4)]	**efpeglenatide**(**)(5) Type 2 Diabetes	**BIVV001**(**)(7) Hemophilia A	**romilkimab** Systemic scleroderma
				nirsevimab (9)(**) Respira. Syncytial Virus
				SAR440340(**)(3) Atopic Dermatitis
				HIV vaccine

ADDITIONAL INDICATIONS

2019[(2)]	2020[(2)]	2021[(2)]	2022[(2)]	2023[(2)] and beyond
Dupixent®(**)(3) AD 6 - 11 years old	**isatuximab** 2L RRMM (IKEMA)	**isatuximab** 1L Newly Diag MM Ti	**Dupixent**®(**)(3) AD 6 m - 5 y old	**SAR440340**(**)(3) COPD
	Aubagio® Relapsing MS – Ped	**cemiplimab**(**)(3) 2L Cervical Cancer	**Cerdelga**® Gaucher T1, ERT switch, Ped	**isatuximab** Newly Diag MM Te
	cemiplimab(**)(3) 2L BCC	**sarilumab**(**)(3) Polyarticular JIA	**venglustat** Gaucher Type 3	**SAR440340**(**)(3) Asthma
	Shan 6 Ped hexavalent vaccine	**Dupixent**® (**)(3) Asthma 6 - 11 y old	**sarilumab**(**)(3) Polym.Rheumatica	**venglustat** GBA-PD[(10)]
	Praluent®(**)(3) LDL-C reduction, HoFH		**Praluent**®(**)(3) LDL-C reduction – Ped	**dupilumab**(**)(3) Eosinophil. esophagitis
			sarilumab(**)(3) Giant Cell Arteritis	**venglustat** Fabry Disease
			cemiplimab(**)(3) 1L NSCLC	**Pediatric pentavalent vaccine** (Japan)
				VerorabVax® **(VRVg)** Purified vero rabies vaccine
				MenQuadfi™ U.S.& EU 6w+
				SP0173 Tdap booster US
				Lemtrada® RRMS ped
				dupilumab(**)(3) COPD
				isatuximab 1-2L AML / ALL ped
				cemiplimab(**)(3) adjuvant in CSCC
				cemiplimab(**)(3) + chemo 1L NSCLC
				sarilumab(**)(3) Systemic Juv. Arthri

(1) Excluding Phase 1 without POC
(2) Projects within a specified year are not arranged by submission timing
(3) Developed in collaboration with Regeneron
(4) Acid Sphingomyelinase Deficiency
(5) Developed in collaboration with Hanmi
(6) Autosomal Dominant Polycystic Kidney Disease
(7) Developed in collaboration with SOBI
(8) Developed in collaboration with Principia
(9) Developed in collaboration with AstraZeneca
(10) Parkinson's Disease with an associated GBA mutation
(**) Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products

8

(1)	Developed in collaboration with SOBI
(2)	Recombinant Coagulation Factor VIII Fc – von Willebrand Factor – XTEN Fusion protein Developed in collaboration with Denali
(**)	Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products

Pipeline Movements Since Q3 2019 Additions & Moves Removals from Sanofi portfolio Registration Phase 3 BIVV001(**)(1) rFVIIIFc – vWF – XTEN(2) Hemophilia A Phase 2 SAR439859 SERD Metastatic Breast Cancer Phase 1

Appendix 2: Expected R&D milestones

Products	Expected milestones	Timing

Sarclisa® (isatuximab)	Pivotal trial read-out in 2L Relapsed-Refractory Multiple Myeloma (IKEMA)	Q1 2020

olipudase alfa	Pivotal trial read-out in Acid Sphingomyelinase Deficiency(3)	Q1 2020

SAR442168(1)(**) (BTKi)	Proof of concept study read-out in Relapsing Multiple Sclerosis	Q1 2020

cemiplimab	Pivotal trial read-out in 2L Basal Cell Carcinoma	H1 2020

Sarclisa® (isatuximab)	U.S./ EU regulatory decisions in 3L Relapsed-Refractory Multiple Myeloma	Q2 2020

MenQuadfi™	U.S. regulatory decision for ≥ 2 year old age group	Q2 2020

Fluzone® QIV HD	EU regulatory decision for ≥ 65-years old age group	Q2 2020

avalglucosidase alfa	Pivotal trial read-out in Late Onset Pompe Disease	Q2 2020

SAR440340(**)(2) (anti-IL33 mAb)	Proof of concept study read-out in Atopic Dermatitis	Q3 2020

(1)	Developed in collaboration with Principia
(2)	Developed in collaboration with Regeneron
(3)	Also known as Niemann Pick type B
(**)	Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products

QIV: Quadrivalent Influenza Vaccine; HD: High-Dose;

Appendix 3: Business Operating Income definition

Business Operating income (BOI)

Sanofi reports segment results on the basis of “Business Operating income”. Business Operating income is a non-GAAP financial performance indicator. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;

•	the share of profits/losses from investments accounted for using the equity method is added;

•	net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments accounted for using the equity method) are eliminated;

•	restructuring costs relating to investments accounted for using the equity method are eliminated.

Appendix 4: Free Cash Flow definition

Free Cash Flow

Free Cash Flow is a non-GAAP financial performance indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.

[1]	Amount of the transaction above €500 million;
[2]	Not exceeding €500 million